Exhibit 99.1
LEAKOUT AGREEMENT
     THIS LEAKOUT AGREEMENT dated as of February 17, 2005 (the “Effective Date”) (the “Agreement”), is made by and between XA, Inc., a Nevada corporation (the “Company”), and Frank Goldstin, an individual, (the “Stockholder”).
W I T N E S S E T H:
     WHEREAS, the Shareholder beneficially owns 1,633,032 restricted shares of the Company’s common stock (the “Common Stock”).
     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholder hereby agree as follows:
     For $10.00 and other good and valuable consideration, the Stockholder agrees that for a period of sixty (60) days from the Effective Date of this Agreement, the Stockholder will not without the prior written consent of the Company, directly or indirectly, offer for sale, sell assign, pledge, issue, distribute, grant any option or enter into any contract for sale of or otherwise dispose of (any such action being hereafter referred to as a “Transfer”) any Common Stock.
     Stockholder further agrees that after the expiration of sixty (60) days from the Effective Date of this Agreement the Stockholder shall be entitled to Transfer ten-thousand (10,000) shares of Common Stock each month this Agreement is in effect, unless the day of such Transfer is included in an Exclusionary Period (defined below).
     Exclusionary Period. Stockholder further agrees that no Transfer will be made by Stockholder during the twenty (20) day period between May 5 and May 25, the twenty (20) day period between August 5 and August 25, the twenty (20) day period between November 5 and November 25, and the thirty-five (35) day period between March 21 and April 24, of each year that this Agreement is in effect, corresponding to dates surrounding the dates on which the Company’s quarterly reports and annual reports are due to be filed with the Securities and Exchange Commission (the “Exclusion Period”).
     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of any security if such transfer would constitute a violation or breach of this agreement. The provisions of this agreement shall be binding on the undersigned and the assigns, heirs, and personal representatives of the undersigned and shall be for the benefit of the Company and the Stockholder.
     Term. This Agreement shall be in effect for the period of 24 months from the date of the Effective Date.

     Effect of Facsimile and Photocopied Signatures. This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts. A copy of this Agreement signed by one party and faxed to another party shall be deemed to have been executed and delivered by the signing party as though an original. A photocopy of this Agreement shall be effective as an original for all purposes.
     IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned this 17th day of February 2005.

XA, INC.
/s/ Joseph Wagner
Joseph Wagner
President

FRANK GOLDSTIN
/s/ Frank Goldstin